Exhibit 99.5

May 24, 2002

VIA FACSIMILE & FEDERAL EXPRESS
-------------------------------

Mr. Lee Cohn
Chairman of Special Committee
Morton's Restaurant Group, Inc.

Big 4 Restaurants
c/o Triple LC
Box  616
7942 West Bell Road C-5
Glendale, AZ  85308

Dear Mr. Cohn:

      Our organization has been reflecting on the events of the past year surrounding Morton's, its recent SEC filings, BFMA's May 14, 2002 letter, and the acquisition offer made by the Carl Icahn group on May 21, 2002. We find it surprising that, after Morton's Board of Directors conducted a purported comprehensive search for an acquirer over the past year and was apparently unable to elicit a transaction exceeding Castle Harlan's $12.60 per share in cash, a fully financed offer to acquire Morton's for $13.50 per share in cash has surfaced based solely on publicly available information and from a financial acquirer rather than an industry participant.

      Considering the recently improved economic climate and demand for restaurant properties as well as the Company's cost cutting initiatives and reduced amount of net debt outlined in its most recent public filings, we strenuously recommend that any newly executed merger agreement permit the Special Committee to proactively retest the market without penalty by conducting a reinvigorated auction. Unlike the prior auction, neither a standstill agreement nor undue burden should be utilized to repel potential acquirers.

      With significant public scrutiny of and potential legal liability for directors that act improperly, before this situation gets irretrievably out of hand, the Special Committee must aggressively remove any conflicts at the Board and advisory level and initiate an unfettered auction. As a significant shareholder, we are skeptical that a majority of shareholders will support any transaction at the current price level. In the absence of a real auction and/or a transaction which represents fair value for the shareholders, we postulate that it may be more productive to seek to install new directors at the upcoming annual meeting in order to carefully review the historical actions of this Board and management and oversee a new auction. We sincerely hope that the Special Committee seizes this new opportunity to correct prior actions.

                                          Very truly yours,

                                          /s/ Donald T. Netter
                                          ------------------------
                                          Donald T. Netter
                                          Senior Managing Director

 cc:  Ms. Dianne H. Russell               Dr. John J. Connolly
      Senior Vice President               President & Chief Executive Officer
      Comerica                            Castle Connolly Medical Ltd.
      100 Federal Street                  42 West 24th Street
      28th Floor                          Second Floor
      Boston, MA  02110                   New York, NY  10010


      Mr. Alan A. Teran                   Gregory V. Varallo, Esquire
      Director                            Richards, Layton & Finger
      Good Times, Inc.                    One Rodney Square
      601 Corporate Circle                P.O. Box 551
      Golden, CO  80401                   Wilmington, DE  19899